

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
Sixty One Wilton Road
Second Floor
Westport, CT 06880

>   **Re: Compass Diversified Holdings**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed March 11, 2014**
>   **File No. 001-34927**

Dear Mr. Faulkingham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis
Critical Accounting Estimates

1. We note your disclosure that at December 31, 2013, further revenue decreases together with a revised 2014 forecast that indicated little to no growth prompted an additional interim impairment analysis as of December 31, 2013 for the Tridien reporting unit. As a result of the analysis, goodwill was written down $11.5 million to a balance of $16.8 million. You also disclose that the result of the Step 2 analyses is preliminary and based on various selected market data and comparable company's results. To the extent that the final analysis contains revised and/or updated assumptions the impairment charge will change. Please tell us the results of the final analysis and the amounts of any adjustments to the impairment charge that were made subsequent to December 31, 2013.

Note C – Initial Public Offering, page F-16

2. We note that Note C includes a table detailing the amounts recorded in stockholders' equity as a result of the FOX IPO. We also note from your disclosure in footnote (1), that the additional $7.492 million noncontrolling interest represents the effect on noncontrolling shareholders as resulting from the company's proceeds from the IPO. Please explain to us, and revise to disclose, how you determined or calculated the $7.492 million amount.

Note F – Operating Segment Data, page F-19

3. We note your disclosure that revenues from geographic locations outside the United States were material for the following segments: Camelbak, Ergobaby, FOX, and Arnold. Please tell us if revenues from external customers attributed to an individual foreign country are material. If so, those revenues shall be disclosed separately in the notes to the financial statements, in accordance with ASC 280-10-50-41.

Note P – Related Party Transactions, page F-38

4. We note your disclosure that members of the Manager own 53.6% of the Allocation Interests. Please tell us, and revise to disclose the nature of any changes in the entities owning Allocation Interests that occurred during the year ended December 31, 2013. In this regard, we note your disclosure in Note P to the Form 10-K for the year ended December 31, 2012 that CGM, the Manager, owns 100% of the Allocation Interests in the Company. Please advise and revise to clearly disclose the identity of all related party entities that own the Allocation Interests.

Note R – Unaudited Quarterly Financial Data, page F-43

5. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the termination of the Supplemental Put Liability in the third quarter of 2013, the impairment of goodwill that occurred in the fourth quarter of 2013, and the loss on debt extinguishment in the second quarter of 2013. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Note S- Subsequent Event, page F-44

6. We note that on March 5, 2014, FOX entered into a definitive agreement to acquire the business of Sport Truck USA ("Sport Truck") a full service, globally recognized distributor, primarily of its own branded aftermarket suspension solutions and a reseller of FOX products. We also note that FOX will acquire Sport Truck in an asset purchase transaction for approximately $44 million due at closing and the transaction is being financed with debt and includes a potential earn-out opportunity of up to a maximum of

$29.3 million payable over the next three years contingent upon the achievement of certain performance based financial targets. The transaction is subject to approval by the employee stock ownership plan shareholders of Sport Truck and is expected to close by the end of March 2014. Please tell us the status of this transaction and your basis for the planned accounting of it as an asset vs. business acquisition. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief